

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 21, 2006

Via U.S. Mail and Fax (714-385-8199)
Mr. Richard Izumi
Chief Financial Officer
PPOL Inc.
1 City Boulevard West, Suite 820
Orange, CA 92868

> **Re:** **PPOL Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed September 1, 2005**
>
> **Form 10-Q for Quarter Ended December 31, 2005**
> **Filed March 23, 2006**
>
> **File No. 0-50065**

Dear Mr. Izumi:

     We have reviewed your supplemental response letter dated June 4, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated April 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended March 31, 2005

Note 1. Organization and Summary of Significant Accounting Policies

Restricted Cash and Advances Received – Cube, page F-8

1. Please refer to prior comment 1. We understand that you are still considering our comment and the application of FIN 46(R). After we review your response, we may have further comments.

Cost of Sales, page 24

2. Please refer to prior comment 4. Since you do not have sufficient historical experience with the refund program, the commission revenues should be deferred until the total amount subject to a refund has been recognized as a liability. Please provide us with a SAB 99 analysis to show us the impact this accounting as compared to your historical accounting on your quarterly and annual net revenues, operating income, and income before taxes for the fiscal year ended March 31, 2005.

*   *   *   *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                          Sincerely,

                                          /s/ Kyle Moffatt for

                                          Larry Spirgel
                                          Assistant Director